Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Investor Presentation June 2021 Collaborate with Confidence Accessible content is available upon request. Investor Presentation June 2021 Collaborate with Confidence Accessible content is available upon request.

This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Apex, AvePoint or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Apex nor AvePoint has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of AvePoint or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of AvePoint and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of AvePoint and Apex and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AvePoint and Apex. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Apex or AvePoint is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to AvePoint; risks related to the performance of AvePoint’s business and the timing of expected business or revenue milestones; the effects of competition on AvePoint’s business; the amount of redemption requests made by Apex’s stockholders; the ability of Apex or AvePoint to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Apex’s annual report on Form 10-K filed with the SEC on March 27, 2020 under the heading “Risk Factors,” and other documents Apex has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Apex nor AvePoint presently know, or that Apex nor AvePoint currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Apex’s and AvePoint’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Apex and AvePoint anticipate that subsequent events and developments will cause Apex’s and AvePoint’s assessments to change. However, while Apex and AvePoint may elect to update these forward-looking statements at some point in the future, Apex and AvePoint specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Apex’s and AvePoint’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Apex and AvePoint assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBIT and EBIT Margin. AvePoint defines EBIT as net income (loss), adjusted for interest expense, stock-based compensation, legal expenses, government grants, ASC 606 consulting fees, and other interest income, and income taxes. EBIT Margin is EBIT divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. AvePoint believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about AvePoint. AvePoint’s management uses forward looking non-GAAP measures to evaluate AvePoint’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore AvePoint’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. In addition to the non-GAAP metric described above, AvePoint management uses the key financial metric annual recurring revenue ( ARR ). ARR is calculated for a particular period as the sum of (1) for customers with a contract duration in excess of three months, the annual contract value as of the end of the period, which is equal to the fixed amount of annual fees for subscription, maintenance and distribution for which the customer has a minimum contractual commitment, and (2) for customers with a contract duration of three months or less, the currently monthly fees for subscription, maintenance and distribution multiplied by twelve. Participants in Solicitation Apex and AvePoint and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Apex’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Apex’s directors and officers in Apex’s filings with the Securities and Exchange Commission (the “SEC”), including Apex’s registration statement on Form S-1, which was originally filed with the SEC on August 15, 2019. To the extent that holdings of Apex’s securities have changed from the amounts reported in Apex’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Apex’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Apex with the SEC. Investors and security holders of Apex and AvePoint are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Apex and AvePoint through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Apex can be obtained free of charge by directing a written request to Apex at 533 Airport Blvd. Suite 400 Burlingame, CA 94010 or by emailing admin@apexacquisitioncorp.com. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 2This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Apex, AvePoint or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Apex nor AvePoint has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of AvePoint or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of AvePoint and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of AvePoint and Apex and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AvePoint and Apex. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Apex or AvePoint is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to AvePoint; risks related to the performance of AvePoint’s business and the timing of expected business or revenue milestones; the effects of competition on AvePoint’s business; the amount of redemption requests made by Apex’s stockholders; the ability of Apex or AvePoint to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Apex’s annual report on Form 10-K filed with the SEC on March 27, 2020 under the heading “Risk Factors,” and other documents Apex has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Apex nor AvePoint presently know, or that Apex nor AvePoint currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Apex’s and AvePoint’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Apex and AvePoint anticipate that subsequent events and developments will cause Apex’s and AvePoint’s assessments to change. However, while Apex and AvePoint may elect to update these forward-looking statements at some point in the future, Apex and AvePoint specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Apex’s and AvePoint’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Apex and AvePoint assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBIT and EBIT Margin. AvePoint defines EBIT as net income (loss), adjusted for interest expense, stock-based compensation, legal expenses, government grants, ASC 606 consulting fees, and other interest income, and income taxes. EBIT Margin is EBIT divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. AvePoint believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about AvePoint. AvePoint’s management uses forward looking non-GAAP measures to evaluate AvePoint’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore AvePoint’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. In addition to the non-GAAP metric described above, AvePoint management uses the key financial metric annual recurring revenue ( ARR ). ARR is calculated for a particular period as the sum of (1) for customers with a contract duration in excess of three months, the annual contract value as of the end of the period, which is equal to the fixed amount of annual fees for subscription, maintenance and distribution for which the customer has a minimum contractual commitment, and (2) for customers with a contract duration of three months or less, the currently monthly fees for subscription, maintenance and distribution multiplied by twelve. Participants in Solicitation Apex and AvePoint and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Apex’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Apex’s directors and officers in Apex’s filings with the Securities and Exchange Commission (the “SEC”), including Apex’s registration statement on Form S-1, which was originally filed with the SEC on August 15, 2019. To the extent that holdings of Apex’s securities have changed from the amounts reported in Apex’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Apex’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Apex with the SEC. Investors and security holders of Apex and AvePoint are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Apex and AvePoint through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Apex can be obtained free of charge by directing a written request to Apex at 533 Airport Blvd. Suite 400 Burlingame, CA 94010 or by emailing admin@apexacquisitioncorp.com. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 2

Clear Roadmap to Closing st June 1 , 2021 Shareholder Record Date nd June 2 , 2021 S-4 Declared Effective th 1 June 28 , 2021 Redemption Rights Deadline th 1 June 30 , 2021 Special Meeting of Shareholders 2 Early July 2021 Closing of Transaction th 1) Based on Form S-4/A filed on May 28 , 2021 with the SEC th 2) Estimated closing, assuming shareholder approval of all the proposals included in the S-4/A filed on May 28 , 2021 with the SEC. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 3Clear Roadmap to Closing st June 1 , 2021 Shareholder Record Date nd June 2 , 2021 S-4 Declared Effective th 1 June 28 , 2021 Redemption Rights Deadline th 1 June 30 , 2021 Special Meeting of Shareholders 2 Early July 2021 Closing of Transaction th 1) Based on Form S-4/A filed on May 28 , 2021 with the SEC th 2) Estimated closing, assuming shareholder approval of all the proposals included in the S-4/A filed on May 28 , 2021 with the SEC. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 3

AvePoint is the Largest Data Management Solutions Provider for Microsoft 365

A Data Management Leader in Massive and Rapidly Growing Microsoft Cloud Marketplace

- TAM growth to ~$33Bn by 2022

Large, Established Global Presence

- Over 1,300 employees in 29 global offices
- Approximately 7mm cloud users / 16k accounts

A Top Microsoft Strategic Cloud Partner

- Microsoft success in cloud dependent partnership
- 5x Global Partner of the Year Winner
- Transformation, governance, and compliance

Compelling Growth Vectors

- R&D driving increased product line
- Expanding channel and distribution partnerships (SMB initiative)
- International expansion
- Selling more to existing customers though investment in sales and customer success

Q1 LTM 2021 Strong Financial Performance

$158mm
Revenue

~33%
ARR YoY Growth

10%
EBIT (Non-GAAP) Margin

Fresh Capital to Invest in Growth

Note: Annual recurring revenue includes ACV from SaaS, termed license, support and maintenance revenue sources plus annualized MRR from the Channel business . EBIT reflects Non-GAAP metric, see reconciliation in Appendix, page 12. Metrics as of October 2020 unless otherwise noted

4
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Q1 2021 Performance Update

Three Months Ended March 31		
(US$ in millions)	**Q1 2020**	**Q1 2021**
ARR	**$97.0**	**$129.2**
% ARR Growth		*33%*
Total Revenue	**$32.7**	**$38.8**
% Total Revenue Growth		*19%*
SaaS Revenue	**$10.2**	**$18.3**
% SaaS Revenue Growth		*78%*
Non-GAAP Operating Income	**$0.0**	**$(2.6)**
% Non-GAAP Operating Margin	*0%*	*(7%)*
Net Revenue Retention[1]	**105%**	**110%**
FY2021 Revenue Guidance		**Raised to $194.0**

Source: AvePoint Management.
1) Reflects TTM net retention of the Company's core ARR which includes ACV from SaaS , termed license, support and maintenance revenue sources . Defined as the sum of Upsell, Downsell and Churn ARR over the last four quarters, divided by the beginning of period ARR.

5
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Transaction Summary

Overview

- Fully distributed pro forma enterprise value of $1.7bn, or 9.0x CY21E revenue of $194mm and 6.8x CY22E revenue of $257mm
- Existing AvePoint Shareholders are expected to own 72.0% of the company[1]
- PIPE Investors will own 7.0% of the company[1]
- Expected to close in July

Post-Transaction Ownership[1]



Apex Founder and Private Placement Shares (3.3%)
PIPE Investors (7%)
Apex Public Shareholders (17.6%)
Existing AvePoint Shareholders (72%)

Enterprise Value ($M)	
Enterprise Value Calculation	
Shares Outstanding (mm)[1]	198.9
(x) Share Price	$10.00
Equity Value	$1,989
(-) Net Cash	(251)
Enterprise Value	$1,738
Transaction Multiples	
Enterprise Value / 2021E Revenue	9.0x
Enterprise Value / 2022E Revenue	6.8x

Sources and Uses ($M)	
Sources	
Apex Cash in Trust	$352
PIPE Proceeds	140
Cash on Balance Sheet[2]	64
Equity Rollover	1,432
Total Sources	$1,988
Uses	
Cash to AvePoint Shareholders	$258
Cash to Balance Sheet	251
Transaction Costs[3]	47
Equity Rollover	1,432
Total Uses	$1,988

1) Represents ownership at close, excluding equity pool, earn-out shares and warrants. Share count of 198.9mm assumes no Apex shareholder redemptions and excludes: 2.9mm shares and 3.0mm shares belonging to the Apex Founders and AvePoint, respectively, subject to potential earn-outs, and 6.5mm shares associated with public and private warrants for a total fully diluted share count of 211.3mm. Pro forma fully diluted ownership assumes cashless exercise of warrants / treasury stock method based on a strike price of $11.50 and redemption price of $18.00. Pie chart may not foot due to rounding. 2) Reflects AvePoint cash on balance sheet as of March 31, 2021. Cash balance will be updated in the future with the balance as at Effective Time as defined in the Business Combination Agreement. 3) Reflects latest estimates.

6
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Attractive Valuation Multiple vs. Peers

Company Name	% of 52-Week High	% Price Change Since Announced	Firm Value / Revenue		Firm Value / Revenue / Revenue Growth		
			CY '21E	CY '22E	CY '21E	CY '22E	CY '21E / CAGR '20-22E
Growth Infrastructure							
Dynatrace	90.9%	41.4%	16.2x	13.0x	0.59x	0.52x	0.62x
Alteryx	41.9	(33.5)	9.6	7.9	0.63	0.38	0.53
Jamf Holding	68.0	10.4	12.2	10.0	0.47	0.48	0.52
Mean			**12.6x**	**10.3x**	**0.57x**	**0.46x**	**0.56x**
Median			**12.2**	**10.0**	**0.59**	**0.48**	**0.53**
Growth SaaS							
HubSpot	87.7%	35.8%	19.7x	15.6x	0.48x	0.59x	0.59x
RingCentral	58.5	(10.9)	15.6	12.6	0.57	0.54	0.61
Five9	87.8	19.1	23.4	19.9	0.88	1.12	1.06
Avalara	71.3	(21.4)	16.0	13.0	0.53	0.55	0.60
Mean			**18.7x**	**15.3x**	**0.61x**	**0.70x**	**0.71x**
Median			**17.9**	**14.3**	**0.55**	**0.57**	**0.61**
AvePoint	**57.6%**	**1.6%**	**9.0x**	**6.8x**	**0.32x**	**0.21x**	**0.30x**

Source: Source: AvePoint Management, Company filings, and FactSet as of May 28, 2021.

7

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Gracias Merci धन्यवादGracias Merci धन्यवाद

Appendix 9Appendix 9

Summary Financial Profile

(US$ in millions)	2019A	2020A	2021E	2022E	'19A – '22E
Total Revenue[1]	**$116**	**$152**	**$194**	**$257**	**30%**
% Growth		*31%*	*28%*	*33%*	
Recurring Revenue	$83	*$114*	$158	$220	39%
% Growth		*38%*	*38%*	*40%*	
% of Revenue	*71%*	*75%*	*81%*	*85%*	
Gross Profit	**$80**	**$111**	**$140**	**$191**	**34%**
% Margin	*69%*	*73%*	*72%*	*74%*	
EBIT (Non-GAAP)[2]	**($4)**	**$18**	**$8**	**$17**	
% of Revenue	*(4%)*	*12%*	*4%*	*7%*	

Source: AvePoint Management.
1) Includes ACV from SaaS, termed license and support and maintenance revenue sources plus annualized MRR from the Channel business. 2) See slide 12 for GAAP to non-GAAP reconciliation.

10
©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Long-Term Targets 2019A 2020A 2022E Long-Term Target Gross Margin 69% 73% 74% 75%+ S&M as % of Revenue 46% 37% 41% 30%+ R&D as % of Revenue 9% 8% 11% ~10% G&A as % of Revenue 17% 16% 15% ~10% 1 EBIT Margin (Non-GAAP) (4%) 12% 7% 25%+ Source: AvePoint Management. 1) See next slide for GAAP to non-GAAP reconciliation. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 11Long-Term Targets 2019A 2020A 2022E Long-Term Target Gross Margin 69% 73% 74% 75%+ S&M as % of Revenue 46% 37% 41% 30%+ R&D as % of Revenue 9% 8% 11% ~10% G&A as % of Revenue 17% 16% 15% ~10% 1 EBIT Margin (Non-GAAP) (4%) 12% 7% 25%+ Source: AvePoint Management. 1) See next slide for GAAP to non-GAAP reconciliation. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 11

GAAP to Non-GAAP Reconciliation

(US$ in millions)	Annual					Quarterly	
	2019A	2020A	LTM Q1 2021	2021E	2022E	Q1 2020	Q1 2021
GAAP Operating Income (Loss)	**($19.0)**	**($15.4)**	**($21.3)**	**($34.7)**	**($39.5)**	**($0.0)**	**($5.9)**
% Margin	*(16%)*	*(10%)*	*(14%)*	*(18%)*	*(15%)*	*(0%)*	*(15%)*
(+) Stock-Based Compensation	$13.9	$33.8	$37.0	$42.7	$56.5	$0.0	$3.3
% of Revenue	*12%*	*22%*	*24%*	*22%*	*22%*	*0%*	*8%*
EBIT (Non-GAAP)	**($5.1)**	**$18.3**	**$15.7**	**$8.0**	**$17.0**	**$0.0**	**($2.6)**
% Margin	*(4%)*	*12%*	*10%*	*4%*	*7%*	*0%*	*(7%)*

Source: AvePoint Management. Forecast assumes stock-based compensation remains flat at 22% of expected revenue

12

©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.